Filed by NuCube Energy, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Launch Two Acquisition Corp.

Commission File No.: 001-42306

Subject Company: NuCube Energy, Inc.
Commission File No.: 333-298907

As previously disclosed, on September 11, 2026, Launch Two Acquisition Corp., a Cayman Islands exempted company (“Launch Two”), filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), as amended by Amendment No. 1 to the registration statement filed with the SEC on November 12, 2026, with NuCube Energy, Inc., a Delaware corporation (“NuCube”), named as a co-registrant, in connection with the proposed business combination between NuCube and Launch Two.

On November 12, 2026, NuCube made the below communications on its LinkedIn and X accounts.

NuCube LinkedIn Post:

Energy needs vary from one site to another. Our NuSunᵀᴹ platform is being developed with two configurations to reflect that.

NuSun-1 is designed for approximately 1.3 MWe of electrical output, while NuSun-15 is designed for approximately 15 MWe.

Two configurations give us a platform that can address projects with different power requirements without relying on a single reactor size.

Learn more about NuSunᵀᴹ: <Link to NuCube’s Website>

NuCube X Post:

One nuclear platform, two configurations.

NuSun-1 is being developed for approximately 1.3 MWe of electrical output, while NuSun-15 is designed for approximately 15 MWe, providing two options for different project needs.

Learn more about our NuSunᵀᴹ platform: <Link to NuCube’s Website>